May 17, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

       Re: Earth Science Tech, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed May 10, 2019
           File No. 333-230543

Dear Mr. Tabraue:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 10, 2019

Special Information Regarding Forward-Looking Statements, page 11

1. We note your revised disclosure in response to comment 4. Please remove references to
       Section 27A of the Securities Act and Section 21E of the Exchange Act. Recent Sales of Unregistered Securities, page II-2

2. We note your revised disclosure in response to comment 16. Please briefly state the facts relied upon to make the exemption available for each of the noted offerings. See Item
       701(d) of Regulation S-K.
 Nickolas Tabraue
Earth Science Tech, Inc.
May 17, 2019
Page 2

       You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameNickolas Tabraue
                                                        Division of Corporation
Finance
Comapany NameEarth Science Tech, Inc.
                                                        Office of Beverages,
Apparel and
May 17, 2019 Page 2                                     Mining
FirstName LastName